EXHIBIT 12.1

EMBARQ CORPORATION (formerly referred to as the New Local Company)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year ended December 31, 2005	Year ended December 31, 2004	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
				(unaudited)	(unaudited)
	(millions, except ratios)
Earnings
Income from continuing operations before income taxes	$1,472	$1,486	$1,489	$1,449	$1,556
Capitalized interest	(1)	(2)	(1)	(1)	(2)

Subtotal	1,471	1,484	1,488	1,448	1,554

Fixed charges
Interest charges	83	102	116	136	183
Interest factor of operating rents	28	24	26	19	27

Total fixed charges	111	126	142	155	210

Earnings, as adjusted	$1,360	$1,358	$1,346	$1,293	$1,344

Ratio of earnings to fixed charges	12.25	10.78	9.48	8.34	6.4

Note:	The ratios of earnings to fixed charges were computed by dividing fixed charges into the sum of earnings (after certain adjustments) and fixed charges. Earnings included income from continuing operations before income taxes less capitalized interest. Fixed charges include interest on all debt of continuing operations, including amortization of debt issuance costs, and the interest component of operating rents. Our historical ratio of earnings to fixed charges is not representative of our anticipated ratio following the spin-off.